UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13-a16 OR 15-d16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the months of: May 11, 2011 to June 17, 2011

Commission File Number: 1-10888

TOTAL S.A.

(Translation of registrant’s name into English)

2 place Jean Millier

La Défense 6

92400 Courbevoie

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule

101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule

101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐            No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-            .

SIGNATURES

EXHIBIT INDEX

EX 99.1:      Start-up of production from Phase 2 of the Greater Angostura gas field, Trinidad and Tobago

EX 99.2:     New gas and condensate discovery on the Aquio block in the Andean foothills, Bolivia

EX 99.3:     Total farms into Chelm and Werbkowice concessions with a 49% interest to appraise the region’s shale gas potential, Poland

EX 99.4:    Ordinary and Extraordinary Shareholders' Meeting of May 13, 2011, France

EX 99.5:    Total Extends Cash Tender Offer to Acquire 60% of outstanding shares of SunPower Class A and B common stock, France

EX 99.6:    Total Farms into Exploration Block BC with a 25% Interest, Qatar

EX 99.7:     Total sells to Silex Gas Norway AS its stake in Gassled, the Norwegian gas transportation network, Norway

EX 99.8:    Total launches the Ekofisk South and Eldfisk II projects, Norway

EX 99.9:     Total and SunPower Partner to create a new global leader in the Solar Industry, France and United States

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOTAL S.A.

Date: June 20, 2011	By:	/s/ Jérôme Schmitt

Name: Jérôme SCHMITT

Title: Treasurer

EXHIBIT INDEX

➢ EXHIBIT 99.1:	Trinidad and Tobago: Start-up of production from Phase 2 of the Greater Angostura gas field (May 11, 2011)
➢ EXHIBIT 99.2:	Bolivia: new gas and condensate discovery on the Aquio block in the Andean foothills (May 12, 2011)
➢ EXHIBIT 99.3:	Poland: Total farms into Chelm and Werbkowice concessions with a 49% interest to appraise the region’s shale gas potential (May 13, 2011)
➢ EXHIBIT 99.4:	France: Ordinary and Extraordinary Shareholders’ Meeting of May 13, 2011 (May 13, 2011)
➢ EXHIBIT 99.5:	France: Total Extends Cash Tender Offer to Acquire 60% of outstanding shares of SunPower Class A and B common stock (May 24, 2011)
➢ EXHIBIT 99.6:	Qatar: Total Farms into Exploration Block BC with a 25% Interest 2011 (May 30, 2011)
➢ EXHIBIT 99.7:	Norway: Total sells to Silex Gas Norway AS its stake in Gassled, the Norwegian gas transportation network (June 8, 2011)
➢ EXHIBIT 99.8:	Norway: Total launches the Ekofisk South and Eldfisk II projects (June 9, 2011)
➢ EXHIBIT 99.9:	France and United States: Total and SunPower Partner to create a new global leader in the Solar Industry (June 15, 2011)